April 8, 2020	Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attn: Paul Fischer

RE:	KemPharm, Inc. (the "Registrant")
Registration Statement on Form S-3
File No. 333-234235

Acceleration Request
	Requested Date:	April 10, 2020
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on April 10, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance. The Registrant hereby authorizes each of Brent Siler and Nathan Jeffries of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Siler of Cooley LLP at (202) 728-7040, or in his absence Nathan Jeffries of Cooley LLP at (720) 566-4104.

Very truly yours,

/s/ R. LaDuane Clifton
R. LaDuane Clifton, CPA
Chief Financial Officer, Secretary and Treasurer

cc:	Travis C. Mickle, KemPharm, Inc.
Brent Siler, Cooley LLP
Nathan Jeffries, Cooley LLP